Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 2 to the Registration Statement on Form S-1 of our audit report dated February 23, 2026 (except for the first paragraph of Note 5 and third paragraph of Note 7, to which the date is July 27, 2026), with respect to the balance sheet of Dune Acquisition Corp. III as of December 31, 2025, and the related statements of operations, changes in shareholder’s deficit, and cash flows for the period from September 22, 2025 (inception) to December 31, 2025, and the related notes to the financial statements. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt as to Dune Acquisition Corp. III’s ability to continue as a going concern.

We also consent to the reference to our firm under the heading “Experts” in such registration statement.

Fruci & Associates II, PLLC – PCAOB ID #05525

Spokane, Washington

August 21, 2026